
February 22, 2024

Deric Eubanks
President
Stirling Hotels & Resorts, Inc.
14185 Dallas Parkway, Suite 1200
Dallas, TX 75254

> **Re: Stirling Hotels & Resorts, Inc.**
> **Pre-Effective Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed February 2, 2024**
> **File No. 000-56623**

Dear Deric Eubanks:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2024 letter.

Pre-Effective Amendment No. 1 to Registration Statement on Form 10-12G

Item 1. Business, page 3

1.   We acknowledge your revised disclosures in response to prior comment 2, and also note your statement in your response that the independent directors of the Ashford Hospitality Trust Inc. Board of Directors and your board also reviewed and approved the contribution value of the Initial Portfolio. Please further revise your disclosure to also disclose this information.

Ownership Structure, page 10

2.   We acknowledge your revised disclosures in response to prior comment 3. We note that in the revised footnote 2, you state that you are the sole limited partner of the Operating Partnership. However, based on the chart, it appears that Ashford Hospitality Limited Partnership, Ashford TRS Corporation, and the Advisor also have limited partner interests in the Operating Partnership. Please revise to reconcile.

Management Fee and Expense Reimbursements, page 14

3.   We acknowledge your response to prior comment 5. Please revise to disclose here that the Special Limited Partner is entitled to receive compensation under the performance participation allocation for a given year even if stockholders who purchased shares during such year experienced a decline in NAV per share.

Item 7. Certain Relationships and Related Transactions. . .
Other Activities by Ashford and its Affiliates, page 49

4.   We note your revised disclosures in response to prior comment 8. To the extent Other Ashford Accounts may also have the same hotel investment opportunities as you for select-service hotel assets and full-service hotels that are not luxury or upper upscale chains, disclose the amounts that Other Ashford Accounts have available for investment in such properties. We note your statement that you do not expect that you will "compete meaningfully with Other Ashford Accounts for investment opportunities as such programs have limited funds for investments." However, it is unclear how or why Other Ashford Accounts would have limited funds for investments.

Unaudited Pro Forma Combined Consolidated Balance Sheet, page F-3

5.   We note your response to prior comment 12 that your future sale of shares in a private offering will trigger a reconsideration event, resulting in you becoming the primary beneficiary of the Operating Partnership, and, at that time, recognizing the identifiable assets acquired, the liabilities assumed and any noncontrolling interests, at fair value. Given that this sale of shares does not appear to be reflected in your pro forma financial statements, please tell us how you determined it was appropriate to adjust the value of the assets acquired and liabilities assumed to fair value within the pro forma financial statements.

6.   We have reviewed your response to prior comment 12. Please tell us when you believe the reconsideration event discussed in your response will occur, in terms of number of shares sold in the private offering as well as time.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Deric Eubanks
Stirling Hotels & Resorts, Inc.
February 22, 2024
Page 3

       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

                                                        Sincerely,

                                                       Division of Corporation Finance
                                                       Office of Real Estate & Construction

cc: Laura K. Sirianni